

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 8, 2023

Hayden Brown
President and Chief Executive Officer
Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, California 94107

> **Re: Upwork Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-38678**

Dear Hayden Brown:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Levey